UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                            HARVEY ELECTRONICS, INC.
                            ------------------------
                            (Name of Subject Company)

                            HARVEY ELECTRONICS, INC.
                           --------------------------
                       (Names of Person Filing Statement)

                     Common Stock, $.01 par value per share
                       ----------------------------------
                         (Title and Class of Securities)

                                    417660107
                            -----------------------
                      (CUSIP Number of Class of Securities)

               Joseph J. Calabrese, CFO, Harvey Electronics, Inc.,
               205 Chubb Ave., Lyndhurst, NJ 07071 (201) 842-0078
 -----------------------------------------------------------------------------
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                 With copies to:

                               Seth I. Rubin, Esq.
                         Ruskin Moscou Faltischek, P.C.
                               1425 Reckson Plaza
                             East Tower, 15th Floor
                         Uniondale, New York 11556-1425
                                 (516) 663-6691


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING PRESS RELEASE WAS ISSUED BY HARVEY ELECTRONICS, INC. ON APRIL 17, 2006 AND IS A PRE-COMMENCEMENT WRITTEN COMMUNICATION UNDER RULE 14D-9 OF THE SECURITIES EXCHANGE ACT OF 1934. HARVEY SHAREHOLDERS SHOULD READ THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN OBTAIN A COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE (http://www.sec.gov). THE SOLICITATION/ RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY ALSO BE OBTAINED BY DIRECTING SUCH REQUESTS TO JOSEPH J. CALABRESE AT HARVEY ELECTRONICS, INC., AT (201) 842-0078.

                  --------------------------------------------

                            HARVEY ELECTRONICS, INC.


For Immediate Release
April 17, 2006


          HARVEY ELECTRONICS, INC. RESPONDS TO MODERN TECHNOLOGY CORP.
                     ANNOUNCEMENT OF POSSIBLE TENDER OFFER

Lyndhurst, NJ, April 17, 2006 -- Harvey Electronics, Inc. ("Harvey Electronics", "Harvey" or the "Company"; NASDAQ Capital Market symbol: "HRVE") announced today that its Board of Directors has met to consider and determine a preliminary reaction to the public announcement and purported tender offer by Modern Technology Corporation ("Modern Technology"; OTCBB: MOTG.OB) for 51% of the issued and outstanding common shares of the Company.

Michael Recca, the Chairman of Harvey Electronics stated; "Contrary to the public announcements and filing of Modern Technology with the Securities and Exchange Commission, it is the view of the Board of Harvey that Modern Technology has NOT commenced a tender offer for the common shares that conforms with the requirements of applicable securities laws. We believe that the Schedule TO filing by Modern Technology is deficient in several material respects and fails to include material terms of a proper, and legally compliant, tender offer that would enable Harvey's Board of Directors to offer guidance to shareholders."

"Despite the Board's careful consideration of the purported offer, and in consultation with counsel to the Company, we are unable to make a recommendation concerning the Modern Technology announcement at this time."

"The Directors will carefully and promptly consider any tender offer or other documents properly filed by Modern Technology with the Securities and Exchange Commission and will respond appropriately when and if these documents are available. Until such time as more information is available, the Company's Board suggests that its shareholders take no action."

Additional  Information
-----------------------

Prior to any request for the shareholders of Harvey Electronics to take any action with respect to the Modern Technology proposal, appropriate filings shall be made with the SEC, which filings may include proxy statements, a Schedule TO and/or a Schedule 14D-9. These filings will contain important information about the Modern Technology proposal and Harvey Electronics' position regarding the proposal. You are urged to read them carefully before taking any action or making any decision with respect to the proposal. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov.

About Harvey Electronics, Inc.
------------------------------

Harvey Electronics is a leading retailer and custom installer of high quality, exclusive home theater, audio and video products in the metropolitan New York area. The Company currently operates a total of nine locations; eight Harvey showrooms and one separate Bang & Olufsen branded store. There are two Harvey locations in Manhattan and six suburban locations in Paramus, New Jersey; Mt. Kisco, in Westchester; Greenwich, Connecticut; Greenvale/Roslyn, on the north shore of Long Island, in Eatontown, New Jersey and our newest store in Bridgewater, New Jersey. The Bang & Olufsen branded store is located in Union Square on 927 Broadway at 21st Street, in Manhattan. The Company also has a Bang & Olufsen showroom within our Harvey retail store in Greenwich, Connecticut.

Audio Video International, a well-respected trade publication, has named Harvey Electronics a national "Top Ten Retailer of the Year", seven years in a row.

Please visit a Harvey store or one of our Bang & Olufsen showrooms. Also, please inquire about Harvey's custom installation services.

From time to time, information provided by the Company, statements made by its employees or information, included in its filings with the Securities and Exchange Commission may contain statements, which are so-called "forward-looking statements" and not historical facts. Forward-looking statements can be identified by the use of words such as "believe", "expect", "intend",
"anticipate", "in my opinion", and similar words or variations. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, including, but not limited to, product demand, pricing, market acceptance, litigation, risks in product and technology development and other risk factors detailed in the Company's Prospectus dated March 31, 1998 and from time to time in the Company's Securities and Exchange Commission reports including its Form 10-K and Forms 10-Q.

For  more   information   and   showroom   locations,   visit  our   website  at
www.harveyonline.com.

CONTACTS:
o        Michael E. Recca,
         Chairman of the Board
         Tel. (212) 709-1907, Fax: (212) 709-1952
         Email: mer@skycapitalholdings.com
o        Franklin C. Karp, CEO/President,
         E-mail: fkarp@harveyonline.com or
         Joseph J. Calabrese, Executive Vice President & CFO
         E-mail: jcalabrese@harveyonline.com
         Harvey Electronics, Inc.
         Tel. (201) 842-0078, Fax (201) 842-0317